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                                 EXHIBIT 4(j)

                             AMENDATORY ENDORSEMENT
                           INITIAL PAYMENT GUARANTEE
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                     Peoples Benefit Life Insurance Company
     A Stock Company
     Home Office located at: 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499 (Hereafter called the Company, we, our or us) (800)-525-6205


                             AMENDATORY ENDORSEMENT


This endorsement is made part of the annuity contract to which it is attached, understood and agreed that Section 10 - Annuity Payments, subsection C. Variable Account Payment Options is amended by adding the following provision:


Optional Initial Payment Guarantee
Upon annuitization, You may elect an option that guarantees Your variable annuity payments will never be less than a percentage of the initial variable annuity payment. You cannot terminate the payment guarantee after You have selected the option. The percentage applicable to the initial payment and the fee for the option will be those currently applicable at the time of annuitization.



Further, the existing subsection within the Contract is amended by adding the following provision:

Determination of Subsequent Variable Payments
The amount of each variable annuity payment after the first will increase or decrease according to the value of the variable annuity units which reflect the investment experience of the selected Subaccounts. Each variable annuity payment after the first will be equal to the number of variable annuity units in the selected Subaccounts multiplied by the variable annuity unit value on the date the payment is made. The number of variable annuity units in each selected Subaccount is determined by dividing the first variable annuity payment allocated to the Subaccount by the variable annuity unit value of that Subaccount on the Annuity Commencement Date. If the Optional Initial Payment Guarantee is chosen, payments would be "stabilized" (would change only once per year) but "value adjustments" would be made to ensure full value would be received.



                   Signed for the Company at the Home Office.

/s/ Craig D. Vermie                   /s/ Bart Herbert, Jr.

Craig D. Vermie                       Bart Herbert, Jr.
Secretary                             President


Form No. AE IP 0302